September 12, 2006
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Derek B. Swanson Division of Corporation Finance
Re:	Shutterfly, Inc. Amendment No. 4 to Registration Statement on Form S-1 Registration No. 333-135426
Dear Mr. Swanson:
     On behalf of Shutterfly, Inc. (“Shutterfly” or the “Company”), we are transmitting herewith Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-135426) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 29, 2006 (the “Registration Statement”). In this letter, we respond to the oral comments of the staff (the “Staff”) of the Commission that you communicated to Robert Freedman of Fenwick & West LLP, counsel to the Company, during a telephone conversation on September 12, 2006. The numbered paragraphs below correspond to your oral comments; your comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the amendment in paper format, which is marked to show changes from Amendment No. 3 to the Registration Statement.
Prospectus Cover
1.	Please include disclosure regarding the proceeds to be received by the selling stockholders in the event that the underwriters exercise their over-allotment option.
     The Company has added language to the cover page of the prospectus regarding the proceeds to be received by the selling stockholders in the event that the underwriters exercise their over-allotment option.
Legal Proceedings, page 70
2.	Please revise to provide more background information relating to plaintiff’s claims that he was damaged by having to pay withholding taxes to exercise 277,139 options in 2005.
     The Company has added language on pages 70 and F-33 of Amendment No. 4 to the Registration Statement to provide additional background information regarding the plaintiff’s claims as requested by the Staff.

Derek B. Swanson
Securities and Exchange Commission
September 12, 2006

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     Please feel free to contact the undersigned at (650) 610-5212 should you have any questions or comments.

Sincerely,
/s/ Stephen E. Recht
Stephen E. Recht

cc:	Gordon K. Davidson, Esq. Daniel A. Dorosin, Esq. Robert A. Freedman, Esq. Kevin P. Kennedy, Esq.